November 7, 2024
Vancouver, British Columbia
Designated News Release
THIRD QUARTER FINANCIAL RESULTS

Wheaton Precious Metals Announces Third Quarter 2024 Results
and Record Quarterly Operating Cash Flow

“Wheaton achieved record cash flow from operations in the third quarter of 2024, underscoring the effectiveness of our business model in leveraging rising commodity prices, with our cash operating margins increasing by over 30% relative to the third quarter of 2023. Our portfolio of operating assets delivered solid production levels, continuing to support our annual production guidance range for 2024 of 550,000 to 620,000 gold equivalent ounces,” said Randy Smallwood, President and CEO of Wheaton Precious Metals. “Shortly following the quarter, Wheaton announced two accretive, precious metals streaming agreements, including a new stream on Montage’s Koné Project and an amendment to the existing stream on Rio2’s Fenix Project. Together, these transactions further diversify our strategic partnerships and the geography of our portfolio. Once ramped-up, the Koné Project is forecast to contribute meaningful near-term production, reinforcing Wheaton’s already prominent position as a leader in the sector’s growth landscape.”
Solid Financial Results and Strong Balance Sheet
•
Third quarter of 2024: $308 million in revenue, $254 million in operating cash flow, $155 million in net earnings and $153 million in adjusted net earnings[1], and declared a quarterly dividend[1] of $0.155 per common share.

•
Balance Sheet: cash balance of $694 million, no debt, and an undrawn $2 billion revolving credit facility as at September 30, 2024 after making total upfront cash payments of $30 million relative to mineral stream and royalty interests in the quarter.

High Quality Asset Base
•	Streaming and royalty agreements on 18 operating mines and 28 development projects[5], including the addition of the Koné project announced subsequent to the quarter.
•	93% of attributable production from assets in the lowest half of their respective cost curves[2],4.
•
Attributable gold equivalent production[3] (“GEOs”) of 144,200 ounces in the third quarter of 2024 and 448,400 for the first nine months of 2024, with quarterly production consistent with the comparable period of the prior year, as lower production from Salobo and Constancia was largely offset by higher production from Peñasquito.

•
Average annual forecast production guidance for 2024 of 550,000 to 620,000 GEOs[3] maintained, with forecasted sector-leading growth to over 800,000 GEOs[3] by 2028, and average annual forecast attributable production growing to over 850,000 GEOs[3] in years 2029 to 2033.

•
Further de-risked forecast growth profile as construction activities advanced at the Blackwater, Goose, Platreef, and Mineral Park projects, all of which are expected to be producing within the next 12 months.

•	Subsequent to the quarter, the Company announced two accretive precious metals streaming agreements:
o	On October 23, 2024, the Company entered into a precious metals purchase agreement (“PMPA”) with Montage Gold Corp. in respect to the Koné Gold Project located in Côte d’Ivoire.
o	On October 21, 2024, the Company amended the Fenix PMPA, increasing the amount of attributable gold it is entitled to under the contract.

Leadership in Sustainability
•	Top Rankings: One of the top-rated companies by Sustainalytics, AA rated by MSCI, and Prime rated by ISS.
•
Launch of inaugural Future of Mining Challenge, which will award US$1 million to a winning venture to advance their technology aimed at minimizing environmental impacts, improving efficiencies, and contributing to climate solutions, while ensuring key resources are responsibly available for future generations.

Operational Overview
(all figures in US dollars unless otherwise noted)	Q3 2024	Q3 2023	Change	YTD 2024	YTD 2023	Change
Units produced
Gold ounces	87,199	105,027	(17.0)%	262,698	261,226	0.6%
Silver ounces	4,554	3,397	34.1%	15,083	12,985	16.2%
Palladium ounces	4,034	4,006	0.7%	12,835	11,591	10.7%
Cobalt pounds	397	183	117.6%	896	458	95.5%
Gold equivalent ounces [3]	144,164	147,278	(2.1)%	448,388	419,330	6.9%
Units sold
Gold ounces	75,694	74,426	1.7%	245,039	212,325	15.4%
Silver ounces	3,875	2,965	30.7%	11,765	11,151	5.5%
Palladium ounces	3,761	4,242	(11.3)%	12,836	10,580	21.3%
Cobalt pounds	88	198	(55.6)%	485	786	(38.3)%
Gold equivalent ounces [3]	122,715	111,935	9.6%	389,907	350,961	11.1%
Change in PBND and Inventory
Gold equivalent ounces [3]	9,267	21,869	12,602	17,989	20,020	2,031
Revenue	$308,253	$223,137	38.1%	$904,123	$702,573	28.7%
Net earnings	$154,635	$116,371	32.9%	$440,993	$369,209	19.4%
Per share	$0.341	$0.257	32.7%	$0.973	$0.815	19.4%
Adjusted net earnings [1]	$152,803	$121,467	25.8%	$441,201	$368,481	19.7%
Per share [1]	$0.337	$0.268	25.7%	$0.973	$0.814	19.5%
Operating cash flows	$254,337	$171,103	48.6%	$708,110	$508,584	39.2%
Per share [1]	$0.561	$0.378	48.4%	$1.562	$1.123	39.1%
All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Financial Review
Revenues
Revenue in the third quarter of 2024 was $308 million (61% gold, 37% silver, 1% palladium and 1% cobalt), with the $85 million increase relative to the prior period quarter being primarily due to a 26% increase in the average realized gold equivalent³ price; and a 10% increase in the number of GEOs³ sold.

Revenue was $904 million in the nine months ended September 30, 2024, representing a $202 million increase from the comparable period of the previous year due primarily to a 16% increase in the average realized gold equivalent³ price; and an 11% increase in the number of GEOs³ sold.

Cash Costs and Margin
Average cash costs¹ in the third quarter of 2024 were $437 per GEO³ as compared to $445 in the third quarter of 2023. This resulted in a cash operating margin¹ of $2,075 per GEO³ sold, an increase of 34% as compared with the third quarter of 2023, a result of the higher realized price per ounce coupled with the lower average cash costs due to changes in the sales mix.

Average cash costs¹ for the nine months ended September 30, 2024 were $434 per GEO³ as compared to $457 in the comparable period of the previous year. This resulted in a cash operating margin¹ of $1,885 per GEO³ sold, a 22% increase from comparable period of the previous year.

Cash Flow from Operations
Operating cash flow in the third quarter of 2024 amounted to $254 million, with the $83 million increase due primarily to the higher gross margin.

Operating cash flows for the nine months ended September 30, 2024 amounted to $708 million, with the $200 million increase from the comparable period of the previous year being due primarily to the higher gross margin.

Balance Sheet (at September 30, 2024)
•	Approximately $694 million of cash on hand
•	During the third quarter of 2024, the Company made total upfront cash payments of $30 million relative to the mineral stream and royalty interests consisting of:
o	$25 million relative to the Mineral Park PMPA; and
o	$5 million relative to the DeLamar Royalty.
•
With the existing cash on hand coupled with the fully undrawn $2 billion revolving credit facility, the Company believes it is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

Global Minimum Tax
The Company is within the scope of global minimum tax (“GMT”) under the OECD Pillar Two model rules (“Pillar Two”), under which large multinational entities are subject to a 15% GMT. On June 20, 2024, Canada’s Global Minimum Tax Act (“GMTA”), received royal assent. The GMTA enacts the OECD Pillar Two model rules where in scope companies are subject to a 15% GMT for fiscal years commencing on or after December 31, 2023. With the enactment of the GMTA on June 20, 2024, the income of the Company’s subsidiaries which operate in jurisdictions with a statutory tax rate of 0% are subject to the GMTA. For the three months ended September 30, 2024 an amount of $28 million current tax expense associated with GMT was recorded (nine months - $78 million).

GMT accrued to December 31, 2024, is payable on or before June 30, 2026 (18 months following year-end).

Third Quarter Operating Asset Highlights
Salobo: In the third quarter of 2024, Salobo produced 62,700 ounces of attributable gold, a decrease of approximately 9% relative to the third quarter of 2023, primarily due to lower grades, partially offset by higher throughput. On July 25, 2024, Vale S.A. (“Vale”) reported that the Salobo III processing plant operations resumed in July, after being halted for 31 days due to a fire on a conveyor belt. Vale confirmed that 2024 copper production guidance of 320-355 kt has been maintained.

Antamina: In the third quarter of 2024, Antamina produced 0.9 million ounces of attributable silver, an increase of approximately 3% relative to the third quarter of 2023 primarily due to higher recoveries, partially offset by lower throughput.

Peñasquito: In the third quarter of 2024, Peñasquito produced 1.8 million ounces of attributable silver, with Peñasquito producing no ounces in the third quarter of 2023 as a result of a labour strike which lasted from June 7 to October 13, 2023.

Constancia: In the third quarter of 2024, Constancia produced 0.6 million ounces of attributable silver and 10,400 ounces of attributable gold, a decrease of approximately 7% and 45%, respectively, relative to the third quarter of 2023. The decrease in silver production was primarily due to lower recoveries. The decrease in gold production was primarily the result of lower gold grades due largely to the planned stripping activity in the Pampacancha pit, which commenced in the second quarter, and continued throughout the third quarter. On August 13, 2024, Hudbay Minerals Inc. (“Hudbay”) reported that the stripping program for the next mining phase at Pampacancha was underway and expected to lead to significantly higher copper and gold grades in the fourth quarter of 2024.

Sudbury: In the third quarter of 2024, Vale’s Sudbury mines produced 4,300 ounces of attributable gold, an increase of approximately 11% relative to the third quarter of 2023, due to higher throughput.

Stillwater: In the third quarter of 2024, the Stillwater mines produced 2,200 ounces of attributable gold and 4,000 ounces of attributable palladium, a decrease of approximately 8% for gold relative to the third quarter of 2023, due primarily to lower recoveries, while palladium production was virtually unchanged. On September 12, 2024, Sibanye Stillwater (“Sibanye”) announced that as a result of low palladium prices it was placing the Stillwater West operations into care and maintenance, while Stillwater East and East Boulder operations continue to operate. Sibanye reports that Stillwater West could return to production as prices permit. Based on Sibanye's Q3 MD&A, the Company’s management estimates that with the Stillwater West operations in care and maintenance, 2025 production relative to the Stillwater PMPA will be approximately 40% to 45% lower than historical levels.

Voisey’s Bay: In the third quarter of 2024, the Voisey's Bay mine produced 397,000 pounds of attributable cobalt, an increase of approximately 118% relative to the third quarter of 2023, as the transitional period between the depletion of the Ovoid open-pit and ramp-up to full production of the Voisey’s Bay underground mine nears completion. Vale reported that physical completion of the Voisey’s Bay underground mine extension was 99% at the end of the third quarter, with all surface construction completed and the commissioning of the Reid Brook power plant remaining. In the Eastern Deeps Mine, the Bulk Material Handling system achieved mechanical completion in early October and Vale indicated that the focus is now on commissioning, with handover to Operations within 2024. Demobilization efforts are ongoing, with Surface contractors already fully demobilized.

Other Silver: In the third quarter of 2024, total Other Silver attributable production was 1.2 million ounces, a decrease of approximately 34% relative to the third quarter of 2023. The decrease from the comparable period of the prior year is primarily due to the temporary suspension of attributable ore mined at Aljustrel commencing September 24, 2023.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Recent Development Asset Updates
Blackwater Project: On November 6, 2024, Artemis Gold Inc., (“Artemis”) announced that overall construction was over 95% complete as of September 30, 2024 and first gold pour is targeted for late Q4 2024. Construction of the tailings storage facility is ready to allow for the commencement of commissioning of the plant. Artemis reported that the initial mining fleet has been commissioned and pre-stripping of the mine, as well as the construction of haul roads are well advanced.

Platreef Project: On October 30, 2024, Ivanhoe Mines (“Ivanhoe”) reported that construction of the Phase 1 concentrator was completed on schedule early in the third quarter. First ore is scheduled for the second half of 2025, while underground development prioritizes development to accelerate Phase 2. Ivanhoe also states that work continues on the updated feasibility study to accelerate the startup of Phase 2, as well as the preliminary economic assessment of the previously announced Phase 3 expansion to 10 Mtpa processing capacity. Both studies are now expected to be published in Q1 2025.

Goose Project: On November 6 2024, B2Gold Corp. (“B2Gold”) announced that all planned construction year to date in 2024 has been completed. Project construction and development continues to progress on track for first gold pour at the Goose Project in the second quarter of 2025, followed by a ramp up to commercial production in the third quarter of 2025. The 2024 sealift was completed successfully on September 30, 2024, with ten ships and one barge having unloaded 123,000 cubic meters of dry cargo, more than 84 million liters of arctic grade diesel fuel and 58 additional trucks for the 2025 Winter Ice Road campaign.

Marmato Mine: On July 16, 2024, Aris Mining Corporation (“Aris”) reported that the Lower Mine project is on track for first gold pour by the end of 2025, followed by an approximate six-month ramp-up period. On October 7, 2024, Aris provided an update that the Marmato Lower Mine expansion is progressing on schedule, with the site access road and portal face now complete and the contractor preparing to initiate work on the twin declines. Both the SAG and ball mill fabrication are progressing on schedule for completion before the end of 2024.

Curipamba Project: On July 31, 2024, Silvercorp Metals Inc. (“Silvercorp”) completed the previously announced acquisition of all of the issued and outstanding common shares of Adventus Mining Corporation. Under the terms of the Curipamba PMPA, within 30 days of a change of control, Silvercorp had a one-time option to repurchase 33% of the gold and silver stream which expired unexercised.

Marathon Project: On July 31, 2024, Generation Mining Limited (“Gen Mining”) reported that the federal government has approved amendments to Schedule 2 of the Metal and Diamond Mining Effluent Regulations (“Schedule 2”) which will allow for the construction of specific water management structures and operation of key infrastructure for the Marathon Project.

On August 7, 2024, Gen Mining announced a key milestone with the receipt of the Fisheries Act Authorization for the Marathon project. Gen Mining also states that receipt of the few remaining provincial and federal approvals and permits required for construction is expected in the coming months. Following which, the Marathon project will have all of the key government permits and approvals required for construction.

Santo Domingo: On July 31, 2024, Capstone Copper Corp. (“Capstone”) published the results of an updated feasibility study for the Santo Domingo project, outlining an optimized mine plan, updated capital and operating cost estimates, and a 19-year mine life supported by higher mineral reserve estimates. The report indicates that total gold production is expected to average 35,000 ounces per year for the first seven years of production, an increase from the 30,000 ounces per year estimate outlined in the 2020 feasibility study, and 22,000 ounces per year for the life of mine, up from 17,000 ounces per year. Capstone has reported that with construction completed at the Mantoverde project, a deposit situated 35 kilometers northeast of the Santo Domingo project, Capstone plans to advance several value enhancement initiatives within the Mantoverde-Santo Domingo district that are not yet included in the 2024 feasibility study. The first of these initiatives is a newly announced two-year, $25 million exploration program at Mantoverde, aimed at supporting the two future processing centers between Mantoverde and Santo Domingo.

Curraghinalt Project: On May 3, 2024, the Planning Appeals Commission & Water Appeals Commission (the "Commission") in Northern Ireland concluded that the water abstraction and impoundment licenses ("Water Licenses") relative to the Curraghinalt Project have been rescinded and that license applications would need to be resubmitted, and subsequent public inquiry referrals held. Dalradian has re-submitted two new applications for the abstraction licenses and those licenses were received by the Commission on September 5, 2024. The Commission has set new dates to resume the public inquiry process beginning January 13, 2025.

Fenix Project: On October 2, 2024, Rio2 Limited (“Rio2”) announced that its Chilean subsidiary has received the principal Sectorial Permits it requires to begin construction at the Fenix project. These Sectorial Permits represent the last governmental authorization required to enable the start of the construction phase and subsequent operation of the Fenix mine.

Copper World Project: On August 29, 2024, Hudbay announced that it has received an Aquifer Protection Permit for the Copper World project from the Arizona Department of Environmental Quality. The issuance of this permit is a key milestone in the advancement of Copper World. The last key state-level permit is the Air Quality Permit which is progressing as planned.

Corporate Development
Koné Gold Project
On October 23, 2024, the Company entered into a PMPA (the “Koné Gold PMPA”) with Montage Gold Corp. (“Montage”) in respect of its 90% owned Koné Gold Project located in Côte d’Ivoire. Under the terms of the agreement, Wheaton will purchase 19.5% of the payable gold production until 400,000 ounces of gold have been delivered (subject to adjustment if there are delays in deliveries relative to an agreed schedule), 10.8% of the gold production until the delivery of a further 130,000 ounces and 5.4% gold production thereafter for the life of mine. Under the terms of the Koné Gold PMPA, the Company is committed to pay Montage total upfront cash payments of $625 million, payable in four equal installment payments during construction, subject to certain conditions, including that all permits have been obtained.

In addition, Wheaton will make ongoing production payments for the gold ounces delivered equal to 20% of the spot gold price. For the first five years after the PMPA is signed, there will be a price adjustment mechanism in place if the spot price of gold is less than $2,100 per ounce or greater than $2,700 per ounce.

The Company has also provided Montage with a secured debt facility of up to $75 million (the “Facility”).

Amendment to the Fenix PMPA
On November 15, 2021, the Company acquired a gold stream in respect of gold production from the Fenix Project (the “Fenix PMPA”). Under the terms of the Fenix PMPA, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine.

On October 21, 2024, the Company amended the Fenix PMPA. Under the terms of the amended agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total, subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described above). Rio2 has a one-time option to terminate the requirement to deliver the additional gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.  Finally, the Company has also agreed to adjust the production payment for all gold ounces delivered to 20% of the spot gold price. In exchange for the amendment, the Company is committed to pay additional upfront cash consideration of $100 million, payable in two equal installments, subject to various customary conditions being satisfied.

Wheaton will also provide a $20 million contingent secured debt facility in the form of a standby loan facility. Lastly, Wheaton has committed to participate in a private placement of Rio2 common shares for Cdn$5 million at a price per share equal to, and concurrent with, a public offering by Rio2.

Sustainability
Future of Mining Challenge
On September 16, 2024, Wheaton announced the launch of the inaugural Future of Mining Challenge, which will award US$1 million to a winning venture to advance their technology. The Future of Mining Challenge invites cleantech ventures from around the world to submit and propose industry solutions. This year's challenge focuses on identifying eligible technologies with the potential to reduce greenhouse gas emissions across mining operations. In alignment with Wheaton's business model, the solutions should be applicable to base and/or precious metal mining. They should also be scalable globally, with the aim of future implementation at operating mines. The challenge is being supported by Foresight Canada. Submissions for challenge applications opened in September 2024, and the winner will be announced in March 2025 at the PDAC Convention in Toronto, the world's largest mining conference. More information can be found at www.futureofmining.ca.

Community Investment Program
•
Wheaton’s Partner Community Investment Program continues to support initiatives with the Vale Foundation, Vale Canada, Glencore via Antamina, Hudbay Minerals, First Majestic Silver and Sibanye-Stillwater to support the communities influenced by the mines and provide vital services and programs including educational resources, health and dental programs, poverty reduction initiatives, entrepreneurial opportunities, and various social and environmental programs.

•	In August 2024, the BC Cancer Foundation’s Tour de Cure presented by Wheaton raised C$7.3 million to advance groundbreaking cancer research and care enhancements in British Columbia.
2024 and Long-Term Production Outlook
Wheaton's estimated attributable production in 2024 is forecast to be 325,000 to 370,000 ounces of gold, 18.5 to 20.5 million ounces of silver, and 12,000 to 15,000 GEOs3 of other metals, resulting in annual production of approximately 550,000 to 620,000 GEOs3, unchanged from previous guidance2,3.

Annual production is forecast to increase by approximately 40% to over 800,000 GEOs3 by 2028, with average annual production forecast to grow to over 850,000 GEO3 in years 2029 to 2033, also unchanged from previous guidance6. The transactions announced in 2024, including the new stream associated with the Koné Project and the amendment related to the Fenix Project, have not been incorporated into the long-term guidance.

The Company will provide updated longer-term guidance in normal course in the first quarter of 2025, which will incorporate the impact of recent developments and the acquisitions announced in 2024.2,3

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious MetalsTM Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

A conference call will be held on Friday, November 8, 2024, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

RapidConnect URL:                                                                       Click here
Live webcast:                                                                                    Click here
Dial toll free:                                                                                     1-888-510-2154 or 1-437-900-0527
Conference Call ID:                                                            48142

The accompanying slideshow will also be available in PDF format on the ‘Presentations’ page of the Wheaton Precious Metals website before the conference call. The conference call will be recorded and available until November 15, 2024 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:                                        1-289-819-1450
Dial from outside Canada or the US:                                         1-888-660-6345
Pass code:                                                                            48142
Archived webcast:                                                                           Click here

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

For further information:

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com

Condensed Interim Consolidated Statements of Earnings

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2024	2023	2024	2023
Sales	$308,253	$223,137	$904,123	$702,573
Cost of sales
Cost of sales, excluding depletion	$55,310	$49,808	$170,872	$160,413
Depletion	55,530	46,435	178,071	145,908
Total cost of sales	$110,840	$96,243	$348,943	$306,321
Gross margin	$197,413	$126,894	$555,180	$396,252
General and administrative expenses	9,488	8,606	30,193	28,922
Share based compensation	9,628	4,336	17,150	16,217
Donations and community investments	2,352	1,736	4,626	5,054
Earnings from operations	$175,945	$112,216	$503,211	$346,059
Gain on disposal of mineral stream interests	-	-	-	5,027
Other income (expense)	7,605	10,707	19,922	26,961
Earnings before finance costs and income taxes	$183,550	$122,923	$523,133	$378,047
Finance costs	1,404	1,407	4,144	4,138
Earnings before income taxes	$182,146	$121,516	$518,989	$373,909
Income tax expense	27,511	5,145	77,996	4,700
Net earnings	$154,635	$116,371	$440,993	$369,209
Basic earnings per share	$0.341	$0.257	$0.973	$0.815
Diluted earnings per share	$0.340	$0.257	$0.971	$0.814
Weighted average number of shares outstanding
Basic	453,641	452,975	453,389	452,748
Diluted	454,302	453,538	454,037	453,419

Condensed Interim Consolidated Balance Sheets

	As at September 30	As at December 31
(US dollars in thousands - unaudited)	2024	2023
Assets
Current assets
Cash and cash equivalents	$694,085	$546,527
Accounts receivable	10,435	10,078
Cobalt inventory	-	1,372
Income taxes receivable	1,392	5,935
Other	3,938	3,499
Total current assets	$709,850	$567,411
Non-current assets
Mineral stream interests	$6,456,123	$6,122,441
Early deposit mineral stream interests	47,094	47,093
Mineral royalty interests	40,429	13,454
Long-term equity investments	103,068	246,678
Property, plant and equipment	7,535	7,638
Other	22,080	26,470
Total non-current assets	$6,676,329	$6,463,774
Total assets	$7,386,179	$7,031,185
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$14,766	$13,458
Current portion of performance share units	12,522	12,013
Current portion of lease liabilities	324	604
Total current liabilities	$27,612	$26,075
Non-current liabilities
Performance share units	$9,301	$9,113
Lease liabilities	5,340	5,625
Global minimum tax	78,361	-
Deferred income taxes	264	232
Pension liability	5,287	4,624
Total non-current liabilities	$98,553	$19,594
Total liabilities	$126,165	$45,669
Shareholders' equity
Issued capital	$3,797,558	$3,777,323
Reserves	(44,489)	(40,091)
Retained earnings	3,506,945	3,248,284
Total shareholders' equity	$7,260,014	$6,985,516
Total liabilities and shareholders' equity	$7,386,179	$7,031,185

Condensed Interim Consolidated Statements of Cash Flows

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	2024	2023	2024	2023
Operating activities
Net earnings	$154,635	$116,371	$440,993	$369,209
Adjustments for
Depreciation and depletion	55,887	46,784	179,111	147,031
Gain on disposal of mineral stream interest	-	-	-	(5,027)
Interest expense	71	78	216	131
Equity settled stock based compensation	1,725	1,732	4,978	5,133
Performance share units - expense	7,903	2,604	12,172	11,084
Performance share units - paid	-	-	(11,129)	(16,675)
Pension expense	336	329	794	787
Pension paid	-	-	(43)	(116)
Income tax (recovery) expense	27,511	5,145	77,996	4,700
(Gain) loss on fair value adjustment of share purchase warrants held	(523)	143	(903)	248
Investment income recognized in net earnings	(7,249)	(10,537)	(18,564)	(26,564)
Other	2,246	163	2,646	662
Change in non-cash working capital	2,837	(489)	1,329	(876)
Cash generated from operations before income taxes and interest	$245,379	$162,323	$689,596	$489,727
Income taxes paid	2,925	(912)	2,734	(5,244)
Interest paid	(71)	(79)	(219)	(112)
Interest received	6,104	9,771	15,999	24,213
Cash generated from operating activities	$254,337	$171,103	$708,110	$508,584
Financing activities
Credit facility extension fees	$(11)	$(13)	$(936)	$(859)
Share purchase options exercised	847	93	13,011	10,603
Lease payments	(149)	(169)	(444)	(548)
Dividends paid	(69,984)	(66,994)	(209,108)	(198,085)
Cash used for financing activities	$(69,297)	$(67,083)	$(197,477)	$(188,889)
Investing activities
Mineral stream interests	$(25,876)	$(90,710)	$(512,383)	$(210,944)
Early deposit mineral stream interests	-	(250)	-	(1,000)
Mineral royalty interest	(4,956)	(3,602)	(26,981)	(3,602)
Net proceeds on disposal of mineral stream interests	-	-	-	46,400
Acquisition of long-term investments	(728)	(5,006)	(1,479)	(13,181)
Proceeds on disposal of long-term investments	-	-	177,088	202
Dividends received	482	700	1,663	1,617
Other	(155)	(35)	(944)	(1,804)
Cash used for investing activities	$(31,233)	$(98,903)	$(363,036)	$(182,312)
Effect of exchange rate changes on cash and cash equivalents	$61	$(35)	$(39)	$447
Increase in cash and cash equivalents	$153,868	$5,082	$147,558	$137,830
Cash and cash equivalents, beginning of period	540,217	828,837	546,527	696,089
Cash and cash equivalents, end of period	$694,085	$833,919	$694,085	$833,919

Summary of Units Produced
	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Gold ounces produced ²
Salobo	62,689	63,225	61,622	71,778	69,045	54,804	43,677	37,939
Sudbury [3]	4,287	4,477	5,618	5,823	3,857	5,818	6,203	5,270
Constancia	10,446	6,086	13,897	22,292	19,003	7,444	6,905	10,496
San Dimas [4]	6,882	7,089	7,542	10,024	9,995	11,166	10,754	10,037
Stillwater [5]	2,247	2,099	2,637	2,341	2,454	2,017	1,960	2,185
Other
Marmato	648	584	623	668	673	639	457	533
Minto [6]	-	-	-	-	-	1,292	3,063	2,567
Total Other	648	584	623	668	673	1,931	3,520	3,100
Total gold ounces produced	87,199	83,560	91,939	112,926	105,027	83,180	73,019	69,027
Silver ounces produced [2]
Peñasquito [7]	1,785	2,263	2,643	1,036	-	1,744	2,076	1,761
Antamina	925	992	806	1,030	894	984	872	1,067
Constancia	648	451	640	836	697	420	552	655
Other
Los Filos	42	27	48	26	32	41	45	14
Zinkgruvan	537	699	641	510	785	374	632	664
Neves-Corvo	425	432	524	573	486	407	436	369
Aljustrel [8]	-	-	-	-	327	279	343	313
Cozamin	185	177	173	185	165	184	141	157
Marmato	7	6	7	10	11	7	8	9
Yauliyacu [9]	-	-	-	-	-	-	-	261
Minto [6]	-	-	-	-	-	14	29	33
Total Other	1,196	1,341	1,393	1,304	1,806	1,306	1,634	1,820
Total silver ounces produced	4,554	5,047	5,482	4,206	3,397	4,454	5,134	5,303
Palladium ounces produced ²
Stillwater [5]	4,034	4,338	4,463	4,209	4,006	3,880	3,705	3,869
Cobalt pounds produced ²
Voisey's Bay	397	259	240	215	183	152	124	128
GEOs produced [10]	144,164	145,449	158,775	164,796	147,278	137,323	134,730	132,780
Average payable rate [2]
Gold	95.1%	95.0%	94.7%	95.1%	95.4%	95.1%	95.1%	94.9%
Silver	83.9%	84.3%	84.5%	83.0%	78.4%	83.7%	83.1%	84.2%
Palladium	98.4%	97.3%	97.8%	98.0%	94.1%	94.1%	96.3%	93.9%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [10]	91.1%	90.7%	90.7%	91.6%	90.9%	90.9%	89.8%	89.9%
1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q3 2024 - 262,000 ounces; Q2 2024 - 285,000 ounces; Q1 2024 - 291,000 ounces; Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On May 13, 2023, Minto Metals Corp. announced the suspension of operations at the Minto mine.
7)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.
9)	On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
10)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

Summary of Units Sold

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Gold ounces sold
Salobo	58,101	54,962	56,841	76,656	44,444	46,030	35,966	41,029
Sudbury [2]	2,495	5,679	4,129	5,011	4,836	4,775	4,368	4,988
Constancia	5,186	6,640	20,123	19,925	12,399	9,619	6,579	6,013
San Dimas	7,022	6,801	7,933	10,472	9,695	11,354	10,651	10,943
Stillwater [3]	1,635	2,628	2,355	2,314	1,985	2,195	2,094	1,783
Other
Marmato	550	616	638	633	792	467	480	473
777	-	-	-	-	275	153	126	785
Minto	-	-	-	-	-	701	2,341	2,982
Santo Domingo [4]	447	-	-	-	-	-	-	-
Curipamba [4]	258	-	-	-	-	-	-	-
Total Other	1,255	616	638	633	1,067	1,321	2,947	4,240
Total gold ounces sold	75,694	77,326	92,019	115,011	74,426	75,294	62,605	68,996
Silver ounces sold
Peñasquito	1,667	1,482	1,839	442	453	1,913	1,483	2,066
Antamina	989	917	762	1,091	794	963	814	1,114
Constancia	366	422	726	665	435	674	366	403
Other
Los Filos	26	24	44	24	30	37	34	16
Zinkgruvan	488	597	297	449	714	370	520	547
Neves-Corvo	185	216	243	268	245	132	171	80
Aljustrel	-	-	1	86	142	182	205	156
Cozamin	148	158	147	141	139	150	119	150
Marmato	6	7	8	9	11	7	7	7
Yauliyacu	-	-	-	-	-	-	-	337
Minto	-	-	-	-	-	7	29	23
Keno Hill	-	-	-	-	-	-	1	1
777	-	-	-	-	2	2	-	35
Total Other	853	1,002	740	977	1,283	887	1,086	1,352
Total silver ounces sold	3,875	3,823	4,067	3,175	2,965	4,437	3,749	4,935
Palladium ounces sold
Stillwater [3]	3,761	4,301	4,774	3,339	4,242	3,392	2,946	3,396
Cobalt pounds sold
Voisey's Bay	88	88	309	288	198	265	323	187
GEOs sold [5]	122,715	124,009	143,184	155,059	111,935	129,734	109,293	128,662
Cumulative payable units PBND [6]
Gold ounces	96,158	88,205	86,114	91,092	98,715	72,916	77,377	70,562
Silver ounces	2,748	2,801	2,368	1,802	1,486	1,790	2,531	2,013
Palladium ounces	6,186	6,018	6,198	6,666	5,607	6,122	5,751	5,098
Cobalt pounds	796	513	360	356	377	251	285	258
GEO [5]	136,027	126,761	118,785	117,465	121,058	98,186	111,217	97,936
Inventory on hand
Cobalt pounds	-	-	-	88	155	310	398	633
1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)	The ounces sold under Santo Domingo and Curipamba relate to ounces received due to the delay ounce provision as per the respective PMPA. Please see the Company's MD&A for more information.
5)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

6)
Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2024
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	62,689	58,101		$2,490		$425		$378	$144,656	$98,016	$122,916	$2,616,346
Sudbury [5]	4,287	2,495		2,519		400		1,326	6,286	1,979	4,798	246,918
Constancia	10,446	5,186		2,490		422		323	12,912	9,048	10,722	70,095
San Dimas	6,882	7,022		2,490		637		290	17,482	10,975	13,010	138,507
Stillwater	2,247	1,635		2,490		438		421	4,071	2,667	3,355	208,474
Other [6]	648	1,255		2,481		192		1,584	3,114	886	2,874	901,880
	87,199	75,694		$2,491		$440		$418	$188,521	$123,571	$157,675	$4,182,220
Silver
Peñasquito	1,785	1,667		$29.58		$4.50		$4.86	$49,329	$33,725	$41,825	$253,461
Antamina	925	989		29.58		6.06		8.46	29,257	14,893	23,260	498,029
Constancia	648	366		29.58		6.23		6.10	10,822	6,310	8,543	170,242
Other [7]	1,196	853		30.17		4.34		4.83	25,741	17,912	22,594	645,485
	4,554	3,875		$29.71		$5.03		$5.89	$115,149	$72,840	$96,222	$1,567,217
Palladium
Stillwater	4,034	3,761		$969		$173		$429	$3,644	$1,380	$2,994	$215,082
Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,820
	4,034	3,761		$969		$173		$429	$3,644	$1,380	$2,994	$293,902
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451
Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,588
	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,039
Cobalt
Voisey's Bay	397	88		$10.65		$2.15		$12.78	$939	$(378)	$321	$345,745
Operating results									$308,253	$197,413	$257,212	$6,456,123
Other
General and administrative										$(9,488)	$(6,215)
Share based compensation										(9,628)	-
Donations and community investments										(2,352)	(2,198)
Finance costs										(1,404)	(1,051)
Other										7,605	3,664
Income tax										(27,511)	2,925
Total other										$(42,778)	$(2,875)	$930,056
										$154,635	$254,337	$7,386,179

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company's MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)
Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests. Other includes ounces sold that were received under the delay ounce provisions of each of the Santo Domingo and Curipamba PMPAs. Please see the Company's MD&A for more information.

7)
Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests.

Three Months Ended September 30, 2023
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	69,045	44,444		$1,944		$420		$330	$86,395	$53,026	$67,710	$2,341,485
Sudbury [4]	3,857	4,836		1,950		400		1,204	9,428	1,669	7,494	268,224
Constancia	19,003	12,399		1,944		419		316	24,102	14,991	18,906	86,555
San Dimas	9,995	9,695		1,944		631		260	18,846	10,216	12,732	147,638
Stillwater	2,454	1,985		1,944		349		510	3,859	2,154	3,167	212,650
Other [5]	673	1,067		1,945		368		391	2,077	1,266	1,684	557,035
	105,027	74,426		$1,944		$444		$381	$144,707	$83,322	$111,693	$3,613,587
Silver
Peñasquito	-	453		$23.82		$4.43		$4.06	$10,804	$6,952	$8,795	$278,028
Antamina	894	794		23.82		4.81		7.06	18,915	9,496	15,097	527,227
Constancia	697	435		23.82		6.18		6.24	10,360	4,958	7,674	183,736
Other [6]	1,806	1,283		23.62		5.15		2.64	30,293	20,301	19,439	549,641
	3,397	2,965		$23.73		$5.10		$4.57	$70,372	$41,707	$51,005	$1,538,632
Palladium
Stillwater	4,006	4,242		$1,251		$223		$459	$5,307	$2,416	$4,361	$222,154
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,450
Cobalt
Voisey's Bay	183	198		$13.87		$3.66 ⁷		$12.98	$2,751	$(551)	$4,235	$353,631
Operating results									$223,137	$126,894	$171,294	$5,737,454
Other
General and administrative										$(8,606)	$(6,321)
Share based compensation										(4,336)	-
Donations and community investments										(1,736)	(1,750)
Finance costs										(1,407)	(1,078)
Other										10,707	9,870
Income tax										(5,145)	(912)
Total other										$(10,523)	$(191)	$1,144,061
										$116,371	$171,103	$6,881,515

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)
Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba, Goose and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)
Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests, the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

7)	Cash cost per pound of cobalt sold during the third quarter of 2023 was net of a previously recorded inventory write-down of $0.1 million, resulting in a decrease of $0.51 per pound of cobalt sold.

Comparative Results of Operations on a GEO Basis

	Q3 2024	Q3 2023	Change	Change
GEO Production [1,2]	144,164	147,278	(3,114)	(2.1)%
GEO Sales [2]	122,715	111,935	10,780	9.6%
Average price per GEO sold [2]	$2,512	$1,993	$519	26.0%
Revenue	$308,253	$223,137	$85,116	38.1%
Cost of sales, excluding depletion	$55,310	$49,808	$(5,502)	(11.0)%
Depletion	55,530	46,435	(9,095)	(19.6)%
Cost of Sales	$110,840	$96,243	$(14,597)	(15.2)%
Gross Margin	$197,413	$126,894	$70,519	55.6%
General and administrative expenses	9,488	8,606	(882)	(10.2)%
Share based compensation	9,628	4,336	(5,292)	(122.0)%
Donations and community investments	2,352	1,736	(616)	(35.5)%
Earnings from Operations	$175,945	$112,216	$63,729	56.8%
Other income (expense)	7,605	10,707	(3,102)	(29.0)%
Earnings before finance costs and income taxes	$183,550	$122,923	$60,627	49.3%
Finance costs	1,404	1,407	3	0.2%
Earnings before income taxes	$182,146	$121,516	$60,630	49.9%
Income tax expense	27,511	5,145	(22,366)	(434.7)%
Net earnings	$154,635	$116,371	$38,264	32.9%

1)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

Nine Months Ended September 30, 2024
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit) [4]		Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	187,536	169,904		$2,307		$425		$383	$391,973	$254,758	$322,761	$2,616,346
Sudbury [5]	14,382	12,303		2,286		400		1,265	28,130	7,642	22,718	246,918
Constancia	30,429	31,949		2,200		421		318	70,275	46,663	56,833	70,095
San Dimas	21,513	21,756		2,296		634		286	49,950	29,941	36,156	138,507
Stillwater	6,983	6,618		2,288		405		453	15,144	9,469	12,464	208,474
Other [6]	1,855	2,509		2,347		293		1,056	5,888	2,504	5,153	901,880
	262,698	245,039		$2,291		$440		$419	$561,360	$350,977	$456,085	$4,182,220
Silver
Peñasquito	6,691	4,988		$27.18		$4.50		$4.57	$135,578	$90,361	$113,132	$253,461
Antamina	2,723	2,668		27.63		5.56		8.06	73,710	37,377	58,878	498,029
Constancia	1,739	1,514		26.55		6.21		6.17	40,180	21,444	30,785	170,242
Other [7]	3,930	2,595		28.37		4.29		4.51	73,630	50,785	60,026	645,485
	15,083	11,765		$27.46		$4.91		$5.55	$323,098	$199,967	$262,821	$1,567,217
Palladium
Stillwater	12,835	12,836		$976		$177		$435	$12,531	$4,674	$10,259	$215,082
Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	78,820
	12,835	12,836		$976		$177		$435	$12,531	$4,674	$10,259	$293,902
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$9,451
Platreef	-	-		n.a.		n.a.		n.a.	-	-	-	57,588
	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$67,039
Cobalt
Voisey's Bay	896	485		$14.71		$2.84		$12.77	$7,134	$(438)	$9,407	$345,745
Operating results									$904,123	$555,180	$738,572	$6,456,123
Other
General and administrative										$(30,193)	$(31,134)
Share based compensation										(17,150)	(11,129)
Donations and community investments										(4,626)	(4,185)
Finance costs										(4,144)	(3,234)
Other										19,922	16,486
Income tax										(77,996)	2,734
Total other										$(114,187)	$(30,462)	$930,056
										$440,993	$708,110	$7,386,179

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Includes the non-cash per ounce cost of sale associated with delay ounces. Please see the Company's MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)
Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos, Platreef, Curraghinalt and Kudz Ze Kayah gold interests.
Other includes ounces sold that were received under the delay ounce provisions of each of the Santo Domingo and Curipamba PMPAs. Please see the Company’s MD&A for more information.

7)
Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, Navidad, Blackwater, Curipamba, Mineral Park and Kudz Ze Kayah silver interests..

Nine Months Ended September 30, 2023
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	167,526	126,440		$1,947		$420		$330	$246,219	$-	$151,287	$193,063	$2,341,485
Sudbury [5]	15,878	13,979		1,953		400		1,087	27,295	-	6,512	21,420	268,224
Constancia	33,352	28,597		1,948		417		316	55,718	-	34,751	43,779	86,555
San Dimas	31,915	31,700		1,945		628		260	61,657	-	33,535	41,762	147,638
Stillwater	6,431	6,274		1,945		347		510	12,201	-	6,824	10,026	212,650
Other [6]	6,124	5,335		1,935		1,119		172	10,324	-	3,439	4,090	557,035
	261,226	212,325		$1,947		$465		$369	$413,414	$-	$236,348	$314,140	$3,613,587
Silver
Peñasquito	3,820	3,849		$23.63		$4.43		$4.06	$90,967	$-	$58,268	$73,915	$278,028
Antamina	2,750	2,571		23.65		4.69		7.06	60,812	-	30,625	48,765	527,227
Constancia	1,669	1,475		23.75		6.15		6.24	35,034	-	16,750	25,962	183,736
Other [7]	4,746	3,256		23.44		5.58		2.82	76,316	5,027	53,966	55,364	549,641
	12,985	11,151		$23.60		$5.05		$4.68	$263,129	$5,027	$159,609	$204,006	$1,538,632
Palladium
Stillwater	11,591	10,580		$1,410		$255		$440	$14,922	$-	$7,565	$12,223	$222,154
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,450
Cobalt
Voisey's Bay	458	786		$14.13		$3.36 ⁸		$13.63	$11,108	$-	$(2,243)	$13,056	$353,631
Operating results									$702,573	$5,027	$401,279	$543,425	$5,737,454
Other
General and administrative											$(28,922)	$(29,702)
Share based compensation											(16,217)	(16,675)
Donations and community investments											(5,054)	(4,896)
Finance costs											(4,138)	(3,147)
Other											26,961	24,823
Income tax											(4,700)	(5,244)
Total other											$(32,070)	$(34,841)	$1,144,061
											$369,209	$508,584	$6,881,515

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	The gain on disposal of Other silver interests relates to the gain on the buyback of 33% of the Goose PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)
Other gold interests are comprised of the operating Marmato gold interests as well as the non-operating Minto, 777, Copper World, Santo Domingo, Fenix, Blackwater, Marathon, Curipamba, Goose and Cangrejos gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)
Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Cozamin and Marmato silver interests and the non-operating Minto, 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

8)
Cash cost per pound of cobalt sold during the nine months ended September 30, 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $2.05 per pound of cobalt sold.

Comparative Results of Operations on a GEO Basis

	YTD 2024	YTD 2023	Change	Change
GEO Production [1,2]	448,388	419,330	29,058	6.9%
GEO Sales [2]	389,907	350,961	38,946	11.1%
Average price per GEO sold [2]	$2,319	$2,002	$317	15.8%
Revenue	$904,123	$702,573	$201,550	28.7%
Cost of sales, excluding depletion	$170,872	$160,413	$(10,459)	(6.5)%
Depletion	178,071	145,908	(32,163)	(22.0)%
Cost of Sales	$348,943	$306,321	$(42,622)	(13.9)%
Gross Margin	$555,180	$396,252	$158,928	40.1%
General and administrative expenses	30,193	28,922	(1,271)	(4.4)%
Share based compensation	17,150	16,217	(933)	(5.8)%
Donations and community investments	4,626	5,054	428	8.5%
Earnings from Operations	$503,211	$346,059	$157,152	45.4%
Gain on disposal of mineral stream interests	-	5,027	(5,027)	(100.0)%
Other income (expense)	19,922	26,961	(7,039)	(26.1)%
Earnings before finance costs and income taxes	$523,133	$378,047	$145,086	38.4%
Finance costs	4,144	4,138	(6)	(0.1)%
Earnings before income taxes	$518,989	$373,909	$145,080	38.8%
Income tax expense	77,996	4,700	(73,296)	(1,559.5)%
Net earnings	$440,993	$369,209	$71,784	19.4%

1)
Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)
GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $2,000 per ounce gold; $23.00 per ounce silver; $1,000 per ounce palladium; and $13.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2024.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of  non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2024	2023	2024	2023
Net earnings	$154,635	$116,371	$440,993	$369,209
Add back (deduct):
Gain on disposal of Mineral Stream Interest	-	-	-	(5,027)
(Gain) loss on fair value adjustment of share purchase warrants held	(523)	143	(903)	248
Deferred income tax (expense) recovery recognized in the Statement of OCI	(1,134)	5,115	1,632	7,205
Income tax recovery related to prior year disposal of Mineral Stream Interest	-	-	-	(2,672)
Other	(175)	(162)	(521)	(482)
Adjusted net earnings	$152,803	$121,467	$441,201	$368,481
Divided by:
Basic weighted average number of shares outstanding	453,641	452,975	453,389	452,748
Diluted weighted average number of shares outstanding	454,302	453,538	454,037	453,419
Equals:
Adjusted earnings per share - basic	$0.337	$0.268	$0.973	$0.814
Adjusted earnings per share - diluted	$0.336	$0.268	$0.972	$0.813

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2024	2023	2024	2023
Cash generated by operating activities	$254,337	$171,103	$708,110	$508,584
Divided by:
Basic weighted average number of shares outstanding	453,641	452,975	453,389	452,748
Diluted weighted average number of shares outstanding	454,302	453,538	454,037	453,419
Equals:
Operating cash flow per share - basic	$0.561	$0.378	$1.562	$1.123
Operating cash flow per share - diluted	$0.560	$0.377	$1.560	$1.122

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion and cost of sales related to delay ounces, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023	2024	2023
Cost of sales	$110,840	$96,243	$348,943	$306,321
Less: depletion	(55,530)	(46,435)	(178,071)	(145,908)
Less: cost of sales related to delay ounces [1]	(1,698)	-	(1,698)	-
Cash cost of sales	$53,612	$49,808	$169,174	$160,413
Cash cost of sales is comprised of:
Total cash cost of gold sold	$33,287	$33,014	$107,715	$98,724
Total cash cost of silver sold	19,485	15,121	57,811	56,351
Total cash cost of palladium sold	650	946	2,272	2,699
Total cash cost of cobalt sold[2]	190	727	1,376	2,639
Total cash cost of sales	$53,612	$49,808	$169,174	$160,413
Divided by:
Total gold ounces sold	75,694	74,426	245,039	212,325
Total silver ounces sold	3,875	2,965	11,765	11,151
Total palladium ounces sold	3,761	4,242	12,836	10,580
Total cobalt pounds sold	88	198	485	786
Equals:
Average cash cost of gold (per ounce)	$440	$444	$440	$465
Average cash cost of silver (per ounce)	$5.03	$5.10	$4.91	$5.05
Average cash cost of palladium (per ounce)	$173	$223	$177	$255
Average cash cost of cobalt (per pound)	$2.15	$3.66	$2.84	$3.36

1)	The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.
2)
Cash cost per pound of cobalt sold during the third quarter of 2023 was net of a previously recorded inventory write-down of $0.1 million (nine months - $1.6 million), resulting in a decrease of $0.51 per pound of cobalt sold (nine months - $2.05 per pound of cobalt sold).

iv.
Cash operating margin is calculated by adding back depletion and the cost of sales related to delay ounces to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2024	2023	2024	2023
Gross margin	$197,413	$126,894	$555,180	$396,252
Add back: depletion	55,530	46,435	178,071	145,908
Add back: cost of sales related to delay ounces [1]	1,698	-	1,698	-
Cash operating margin	$254,641	$173,329	$734,949	$542,160
Cash operating margin is comprised of:
Total cash operating margin of gold sold	$155,234	$111,693	$453,645	$314,690
Total cash operating margin of silver sold	95,664	55,251	265,287	206,778
Total cash operating margin of palladium sold	2,994	4,361	10,259	12,223
Total cash operating margin of cobalt sold	749	2,024	5,758	8,469
Total cash operating margin	$254,641	$173,329	$734,949	$542,160
Divided by:
Total gold ounces sold	75,694	74,426	245,039	212,325
Total silver ounces sold	3,875	2,965	11,765	11,151
Total palladium ounces sold	3,761	4,242	12,836	10,580
Total cobalt pounds sold	88	198	485	786
Equals:
Cash operating margin per gold ounce sold	$2,051	$1,500	$1,851	$1,482
Cash operating margin per silver ounce sold	$24.68	$18.63	$22.55	$18.55
Cash operating margin per palladium ounce sold	$796	$1,028	$799	$1,155
Cash operating margin per cobalt pound sold	$8.50	$10.21	$11.87	$10.77

1)	The cost of sales related to delay ounces is a non-cash expense. Please see the Company’s MD&A for more information.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:
•	payment by the Company of $625 million to Montage and the satisfaction of each party's obligations in accordance with the Koné Gold PMPA;
•	the receipt by the Company of gold production in respect of the Koné Gold Project;
•	the advance by the Company, and the repayment by Montage, of up to $75 million to Montage in connection with the Facility;

•	payment by the Company of $125 million to Rio2 and the satisfaction of each party's obligations in accordance with the Fenix PMPA (as amended);
•	the receipt by the Company of gold production in respect of the Fenix Gold Project;
•	the advance by the Company, and the repayment by Rio2, of up to $20 million to Rio2 in connection with the Rio2 standby loan facility;
•	the future price of commodities;
•
the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•
the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;

•
the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the at-the-market equity program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton's production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company’s assessment of taxes payable, including taxes payable under the GMT, and the impact of the CRA Settlement, and the Company’s ability to pay its taxes;
•	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:
•	risks relating to the satisfaction of each party's obligations in accordance with the terms of the Koné Gold PMPA;
•	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Facility;
•	risks relating to the satisfaction of each party's obligations in accordance with the terms of the Fenix PMPA;
•	risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Rio2 standby loan facility;
•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
•
risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•
risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those

PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•
Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated, , or the ability of the Company to pay such taxes as and when due;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence);
•
risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

•
risks relating to Wheaton’s interpretation of, compliance with, or application of the GMT, including Canada’s GMTA and the legislation enacted in Luxembourg, that applies to the income of the Company’s subsidiaries for fiscal years beginning on or after December 31, 2023;

•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks relating to security over underlying assets;
•	risks relating to third-party PMPAs;
•	risks relating to revenue from royalty interests;
•	risks related to Wheaton’s acquisition strategy;
•	risks relating to third-party rights under PMPAs;
•	risks relating to future financings and security issuances;
•	risks relating to unknown defects and impairments;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•	risks related to underinsured Mining Operations;
•
inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks associated with environmental, social and governance matters;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks related to the market price of the Common Shares of Wheaton;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	risks related to access to confidential information regarding Mining Operations;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the at-the-market equity program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	equity price risks related to Wheaton’s holding of long‑term investments in other companies;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to expression of views by industry analysts;
•	risks related to the impacts of climate change and the transition to a low-carbon economy;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;

•	risks relating to generative artificial intelligence;
•	risks relating to compliance with anti-corruption and anti-bribery laws;
•	risks relating to corporate governance and public disclosure compliance;
•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
•	risks related to the adequacy of internal control over financial reporting; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation):
•	the payment of $625 million to Montage and the satisfaction of each party's obligations in accordance with the terms of the Koné Gold PMPA;
•
the advance by the Company of up to $75 million to Montage in connection with the Facility and the receipt by the Company of all amounts owing under the Facility, including, but not limited to, interest;

•	the payment of $125 million to Rio2 and the satisfaction of each party's obligations in accordance with the terms of the Fenix PMPA;
•
the advance by the Company of up to $20 million to Rio2 in connection with the Rio2 standby loan facility and the receipt by WPMI of all amounts owing under the Rio2 standby loan facility, including, but not limited to, interest;

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
•	that the production estimates from Mining Operations are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
•	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
•	that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there has been no material change in the Company's facts or change in law or jurisprudence);
•	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the implementation of a 15% global minimum tax is accurate;
•
that any sale of Common Shares under the at-the-market equity program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•
that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
•	such other assumptions and factors as set out in the Disclosure.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward‑looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2023, which was filed on March 28, 2024 and other continuous disclosure documents filed by Wheaton since January 1, 2024, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by,  Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

End Notes
1 Please refer to disclosure on non-IFRS measures in this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. Details of the dividend can be found in the Wheaton’s news release dated November 7, 2024, titled “Wheaton Precious Metals Declares Quarterly Dividend.”
2 Statements made in this section contain forward-looking information with respect to forecast production, production growth, funding outstanding commitments, continuing to acquire accretive mineral stream interests and the commencement, timing and achievement of construction, expansion or improvement projects and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
3 Gold equivalent forecast production for 2024 and the longer-term outlook are based on the following commodity price assumptions: $2,000 per ounce gold, $23 per ounce silver, $1,000 per ounce palladium, $950 per ounce of platinum and $13.00 per pound cobalt.
4Source: Company reports & S and P Capital IQ estimates of 2024 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. Portfolio mine life based on recoverable reserves and resources as of Dec 31, 2023 and 2023 actual mill throughput and is weighted by individual reserve and resource category.
5Total streaming and royalty agreements relate to precious metals purchase agreements for the purchase of precious metals and cobalt relating to 18 mining assets which are currently operating, 24 which are at various stages of development and 4 of which have been placed in care and maintenance or have been closed.
6Further details for long-term guidance can be found in the Wheaton news release dated March 14, 2024, titled “Wheaton Precious Metals Announces Solid 2023 Annual Results and Transition to Progressive Dividend Policy”. Additionally, neither of the transactions announced in 2024 have been factored into long-term guidance including the new stream relative to the Koné Project, and the stream amendment relative to the Fenix Project.